NO ACT

D.C.
PE 5-11-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

07053762

DIVISION OF
CORPORATION FINANCE

Act 1934
Section
Rule 13e-4
Public
Availability June 26, 2007

RECD S.E.C.
JUN 2 6 2007
1086

June 26, 2007

PROCESSED
SEP 0 5 2007
THOMSON
FINANCIAL

Dennis O. Garris, Esq.
Alston & Bird LLP
950 F Street, N.W.
Washington, D.C. 20004-1404

Re: Wells REIT II, Inc. Redemption Program

Dear Mr. Garris:

We are responding to your letter dated May 11, 2007 addressed to Pamela Carmody, as supplemented by telephone conversations with the staff, with regard to your request for no-action relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed photocopy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your May 11, 2007 correspondence.

Based upon your opinion that the Revised Program does not constitute an issuer tender offer subject to Rule 13e-4, as well as the facts and representations made in correspondence and conversations with the staff, the Division of Corporation Finance, without necessarily concurring with the analysis or conclusions set forth in your letter, will not recommend that the Commission take enforcement action under Rule 13e-4 with respect to redemptions, including Death Redemptions, under the Revised Program. In issuing this no-action position, the Division of Corporation Finance considered the following facts, among others:

- The Company does not "solicit" redemptions under the program. Shareholders desiring to present all or a portion of their shares for redemption will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating redemptions is ministerial.

- The Company will provide notice to all shareholders at least 30 days prior to any termination or suspension of, or amendment to, the program.

- During the Offering, the shares of common stock are redeemed at a price related to, and at a fixed discount from, the public offering price of the common stock at the time of redemption. After the termination of the Offering, at all times during which the Company is conducting a follow-on public offering, the redemption price will not exceed the offering price used in such offering.

- The program will be terminated in the event the Company's shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company's common shares develops.

- Purchases will be made on a quarterly basis and will be paid in cash and at the same per share price. The Company will purchase shares promptly, within three business days after the Company delivers a commitment to acquire shares subject to a redemption request. Shareholders will receive written notice of any change in the redemption price at least 30 days prior to the change and in the event the Company is conducting a public offering, the prospectus relating to such offering

- Shareholders may submit a redemption request at any time during the month.

- Shareholders may withdraw a redemption request at any time before the date for redemption.

- During any year, with the exception of Death Redemptions, the number of shares redeemed under the program will never exceed 5% of the weighted-average number of shares outstanding in the prior calendar year or 100% of the net proceeds from its dividend reinvestment plan during the calendar year.

- The Company generally will purchase shares on a pro rata basis at the end of each month in the event certain limits are reached during such month or if the amount of available capital resources is insufficient to satisfy all of the current redemption requests.

- There is no established regular trading market for the Company's common stock.

- The program is open to all shareholders who have held shares for one year prior to being redeemed; and

- To date, all of the Company's redemptions have been conducted pursuant to the terms of the Current Redemption Program as set forth in your letter.

The foregoing no-action position is based solely on the representations and the facts presented in your letter dated May 11, 2007, as supplemented by telephone conversations with the staff of the Division of Corporation Finance. The relief is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws. The Division of Corporation expresses no view on any other questions that may be raised by the proposed transaction, including by not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

For the Division of Corporation Finance

Office of Mergers & Acquisitions
Division of Corporation Finance

ALSTON&BIRD LLP

www.alston.com

Dennis O. Garris Direct Dial: 202-756-3452 E-mail: dgarris@alston.com

May 11, 2007

Ms. Pamela Carmody, Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Wells REIT II, Inc.
Request for No-Action Relief under Rule 13e-4 and Regulation 14E

We are special counsel to Wells Real Estate Investment Trust II, Inc. (the "Company"). On behalf of the Company, we request that the Division of Corporation Finance ("Division") grant the Company no-action relief under Rule 13e-4 and Regulation 14E promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the redemption of shares under the Company's stock redemption program which will be revised to eliminate the cap on redemptions upon the death of a shareholder ("Death Redemptions").

The Company

The Company is a Maryland corporation that operates as a real estate investment trust for federal income tax purposes and currently owns real estate investments. The Company files periodic reports with the Commission as required by Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is currently conducting a continuous public offering scheduled to terminate on November 10, 2007 (the "Offering"). The Company also has a dividend reinvestment plan to facilitate the reinvestment of dividends by the Company's shareholders. The terms of the Company's dividend reinvestment plan are more fully described in the prospectus included in the Company's registration statement filed in connection with the Offering.

Shares of the Company's common stock are neither listed on any securities exchange nor, to the Company's knowledge, the subject of bona fide quotes on any inter-dealer quotation system or electronic communications network. The Company currently does not intend to list its shares on any such exchange, market or system. Further, the

Company does not expect that its shares will trade on any established market. If the Company's shares are not listed on a national securities exchange by October 2015, the Company is required to seek stockholder approval to liquidate its assets and distribute the proceeds of such liquidation to shareholders or to seek stockholder approval of an extension to the "list-or-liquidate" deadline.

Current Redemption Program

The Company's current redemption program ("Current Redemption Program") was created solely to provide shareholders of the Company with a vehicle through which they can liquidate all or a portion of their investment in the Company's stock, subject to the requirements of the program. There is no secondary trading market for the shares and the Company does not anticipate that a secondary trading market will develop. (Except for redemptions following death or disability, shareholders must own their shares for at least one year before redeeming.) Without an effective redemption program, shareholders in the Company would generally be required to hold their shares for an indefinite time period. A key characteristic of the investment in the Company's shares is

The Current Redemption Program is described in Exhibit A and its terms are not repeated in the body of this letter. The Current Redemption Program described in Exhibit A is the same program as described in Supplement No. 2, dated August 11, 2006, to the Company's prospectus dated April 26, 2006, relating to the Offering. All redemptions to date have been made pursuant to the Current Redemption Program.

Proposed Revision to Redemption Program

Currently, the Company must redeem shares upon the death of a stockholder unless such redemption would cause total redemptions to exceed either (i) 100% of the net proceeds from our dividend reinvestment plan during the calendar year or (ii) 5% of the weighted-average number of shares outstanding in the prior calendar year (as described on Exhibit A). The Company has no obligation to redeem shares upon the death of a stockholder beyond these limits. The Company believes that the Current Redemption Program does not provide sufficient liquidity for shareholders and their estates upon death. The Company proposes to revise the Current Redemption Program to remove the discretionary cap discussed above and provide that all redemptions requested upon the death of a stockholder will be honored (the "Revised Program").

The Company feels that it is appropriate to eliminate the cap on the number of Death Redemptions it must honor for the following reasons:

- Investors need assurances at the time they are considering an investment in the Company that there is a sufficient means of exiting the investment after death should their heirs so choose.

- The Company desires to eliminate its discretion to deny a Death Redemption request, in part, because broker-dealers participating in the Company's offering are extremely concerned about liquidity upon the death of their clients. The Company believes that such broker-dealers are far more likely to recommend the Company's shares to their clients if there is more certainty regarding the Company's obligation to redeem shares upon death. To that end, the Company has procured insurance to fund its redemption obligations upon the deaths of an unexpectedly large number of shareholders. The Company has amended its Corporate Governance Guidelines to require that the Company obtain shareholder approval if, before its shares are listed or before commencing a liquidation, the Company seeks to terminate the insurance policy within 10 years or seeks to amend the Revised Program in a manner that would have a material adverse affect on Death Redemption rights.

no-action relief relative to the issuer tender offer rules found in Rule 13e-4 and Regulation 14E including: Apple REIT Six, Inc. (letter dated June 30, 2006); Hines Real Estate Investment Trust, Inc. (letters dated September 7, 2006 and June 18, 2004); Boston Capital Real Estate Investment Trust, Inc. (letter dated February 10, 2005); and Behringer Harvard REIT I (letter dated October 26, 2004), among others. Under the Current Redemption Program (and Revised Program):

- All material information relating to the program is fully and timely disclosed to all shareholders. The terms of the program are fully disclosed in the Prospectus as well as any prospectus used for subsequent offerings. The terms of the program are available to the Company's shareholders on the Company's website.

- The Company does not "solicit" redemptions under the program. Shareholders desiring to present all or a portion of their shares for redemption will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating redemptions is ministerial.

- The Company will provide notice to all shareholders at least 30 days prior to any termination or suspension of, or amendment to, the program.

- During the Offering, the shares of common stock are redeemed at a price related to, and at a fixed discount from, the public offering price of the common stock at the time of redemption. After the termination of the Offering, at all times during which the Company is conducting a follow-on public offering, the redemption price will not exceed the offering price used in such offering.

- The program will be terminated in the event the Company's shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company's common shares develops.

- Purchases will be made on a quarterly basis and will be paid in cash and at the same per share price. The Company will purchase shares promptly, within three business days after the Company delivers a commitment to acquire shares subject to a redemption request. Shareholders will receive written notice of any change in the redemption price at least 30 days prior to the change and in the event the Company is conducting a public offering, the prospectus relating to such offering will be supplemented at such time to disclose the new price.

- The program will remain indefinitely.

- Shareholders may submit a redemption request at any time during the month.

- Shareholders may withdraw a redemption request at any time before the date for redemption

of shares outstanding in the prior calendar year or 100% of the net proceeds from its dividend reinvestment plan during the calendar year.

- The Company generally will purchase shares on a pro rata basis at the end of each month in the event certain limits are reached during such month or if the amount of available capital resources is insufficient to satisfy all of the current redemption requests.

- There is no established regular trading market for the Company's common stock.

- The program is open to all shareholders who have held shares for one year prior to being redeemed.

The Company is proposing to modify one aspect of its Current Redemption Program and respectfully requests the Division concur in the Company's opinion that redemptions under the Revised Program do not constitute an issuer tender offer with the meaning of Rule 13e-4 and Regulation 14E or otherwise grant no-action relief to this effect. The Company now proposes to revise the Current Redemption Program to eliminate the cap on Death Redemptions. Under the Revised Program there will be no limit on the number of shares that must be redeemed upon the death of a shareholder. All other features of the Revised Program would remain the same as the Current Redemption Program.

Pursuant to Rule 13e-4, an issuer with equity securities registered under Section 12 of the Exchange Act or that is required to file periodic reports with the

Commission pursuant to Section 15(d) is required, in connection with any tender offer for its own equity securities, to make certain disclosures and comply with other procedures with respect to such offers. The provisions of Rule 13e-4 are intended to prevent fraudulent, deceptive or manipulative acts in connection with issuer tender offers.

The Company believes that redemptions under the Current Redemption Program do not constitute issuer tender offers within the meaning of Rule 13e-4 and Regulation 14E on the basis of the reasoning set forth in the no-action letters cited above. The Company also believes that the elimination of the Company's discretion to deny Death Redemptions will not change this analysis and that Death Redemptions under the Revised Program would not constitute issuer tender offers within the meaning of Rule 13e-4 and Regulation 14E.

The court in *SEC v. Carter Hawley Hale Stores, Inc.*, 760 F.2d 945, 950 (9th Cir. 1985), applied an eight-factor test asserted by the Commission when determining whether purchases of shares constituted a "tender offer" for purposes of Rule 13e-4 including: (i) active and widespread solicitation of public shareholders for the shares of an issuer; (ii)

[illegible]

is subjected to pressure to sell; and (viii) a public announcement of an acquisition program prior to the accumulation of stock by a purchaser, followed by rapid accumulation of a large amount of securities.

Pursuant to the Revised Program, just like the Current Redemption Program, the Company will not: engage in an active and widespread solicitation for its shares through redemptions -- Death Redemptions should not be considered a solicitation by the Company given that they may only occur in the event a shareholder dies; the Company does not believe that the Revised Plan will result in or will constitute a purchase of a substantial percentage of the Company's stock over such period; the Company will not pay a premium for the shares redeemed over the prevailing market price; redemption is not contingent on the tender of a fixed number of shares; redemption is open for an indefinite period and the Company believes that the Revised Program is not characteristic of a publicly announced acquisition program which is followed by a rapid accumulation of a large amount of shares. Consequently, the Company believes that redemptions made in accordance with the Revised Program are not issuer tender offers subject to Rule 13e-4.

Other than eliminating the Company's discretion not to redeem shares upon the death of a shareholder as noted above, the Revised Program is otherwise substantially identical to the Current Redemption Program, which is substantially similar to comparable programs for which the Division has granted a no-action relief. We acknowledge that none of previous no-action letters provide support for unlimited Death Redemptions. However, we do not believe that this factor alone makes the Company's request inconsistent with the prior positions taken by the Commission. This revision can only be utilized upon the death of a shareholder, which is clearly outside the control or influence of the Company, therefore, the Company believes the Revised Program as proposed would not result in the potential for the abuses Rule 13e-4 was intended to prevent and should not be subject to Rule 13e-4 and Regulation 14E.

Therefore, we respectfully request that the Division confirm that it will not recommend that the Commission take enforcement action under Rule 13e-4 and Regulation 14E with respect to redemptions under the Revised Program.

If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me at (202) 756-3452.

Respectfully submitted,

EXHIBIT A

Description of Current Share Redemption Program

For Ordinary Redemptions (those that do not occur within two years of death or qualifying disability), the initial price at which the Company will repurchase a share under the share redemption program is 91% of the price at which the Company sold the share. The Company will pay $9.10 to redeem a share issued at $10.00. This initial redemption price will remain fixed until three years after the Company completes its offering stage. The Company defines the completion of its offering stage to be upon the termination of its first public equity offering that is followed by a one-year period in which the Company does not engage in another public equity offering. (For purposes of this definition, the Company does not consider a "public equity offering" to include offerings on behalf of selling shareholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in the Wells operating partnership.)

Three years after the Company completes its offering stage, the redemption price for Ordinary Redemptions will equal 95% of the estimated per share value of its shares.

There are several limitations on the Company's ability to redeem shares:

- The Company will not make an Ordinary Redemption until one year after the issuance of the share to be redeemed.
- The Company will not redeem shares on any redemption date to the extent that such redemptions would cause the amount paid for Ordinary Redemptions since the beginning of the then-current calendar year to exceed 50% of the net proceeds from the sale of shares under its dividend reinvestment plan during such period.
- The Company will limit Ordinary Redemptions and those in connection with a "qualifying disability" (as defined below) so that the aggregate of such redemptions during any calendar year do not exceed
  - 100% of the net proceeds from its dividend reinvestment plan during the calendar year or
  - 5% of the weighted-average number of shares outstanding in the prior calendar year (collectively, the "5%/100% Limits").

Although there is no limit on the number of shares the Company may redeem upon the death of a stockholder, the Company is under no obligation to redeem such shares to the extent such redemptions would cause total redemptions to exceed the 5%/100% Limits.

EXHIBIT A

Subject to the limitations described above, the Company will redeem shares on the last business day of each month. Requests for redemption must be received at least five business days before a month-end redemption date in order for the Company to repurchase the shares that month. If the Company cannot purchase all shares presented for redemption, it will honor redemption requests at the applicable month-end on a pro rata basis. The Company will deviate from pro rata purchases in two minor ways: (i) if a pro rata redemption would result in the shareholder owning less than half of the minimum amounts required by applicable state law, then the Company would redeem all of the shareholder's shares; and (ii) if a pro rata redemption would result in the shareholder owning more than half but less than all of the amounts required by applicable law, then the Company would not redeem any shares that would reduce the shareholder's holdings below the minimum amount. In the event that the shareholders seek the redemption of all of their shares, there is no holding-period requirement for shares purchased pursuant to the Company's dividend reinvestment plan.

If the Company does not completely satisfy the shareholders' redemption request at month-end because the request was not received in time or because of the restrictions

redemptions. The shareholder may withdraw a redemption request upon written notice to the Company at the address below before the date for redemption.

In several respects the Company treats redemptions sought within two years of a shareholder's death or "qualifying disability" (as defined below) differently from Ordinary Redemptions. First, there is no requirement that the shares be outstanding for at least a year before being redeemed. Second, the redemption price equals 100% of the price at which the Company sold the share until three years after the Company completed its offering stage. At that time, the redemption price will be 100% of the price at which the Company sold the share or 100% of the estimate of its per share value, whichever is greater. Finally, there are the differences in the limitations imposed on different types of redemptions as described in the bullets above.

In order for a disability to entitle a shareholder to the special redemption terms described above (a "qualifying disability"), (1) the shareholder must receive a determination of disability based upon a physical or mental condition or impairment arising after the date the shareholder acquired the shares to be redeemed, and (2) such determination of disability must be made by the governmental agency responsible for reviewing the disability retirement benefits that the shareholder could be eligible to receive (the "applicable governmental agency"). The "applicable governmental agencies" are limited to the following: (i) if the shareholder paid Social Security taxes and therefore could be eligible to receive Social Security disability benefits, then the applicable governmental agency is the Social Security Administration; (ii) if the shareholder did not pay Social Security benefits and therefore could not be eligible to receive Social Security disability benefits, but the shareholder could be eligible to receive disability benefits under the Civil Service Retirement System (CSRS), then the applicable governmental agency is the U.S. Office of Personnel Management; or (iii) if the shareholder did not pay Social Security taxes and therefore could not be eligible to receive Social Security benefits but suffered a disability that resulted in the shareholder's discharge from military service under conditions that were other than dishonorable and therefore could be eligible to receive military disability benefits, then the applicable governmental agency is the Veteran's Administration.

Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to Workers' Compensation Insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act or waiver of insurance premiums will not entitle a shareholder to the special redemption terms described above. Redemption requests following an award by the applicable governmental agency of disability benefits must be accompanied by: (1) the investor's initial application for disability benefits and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Veteran's Administration record of disability-related

The Company understands that the following disabilities do not entitle a worker to Social Security benefits:

- Disabilities occurring after the legal retirement age;
- temporary disabilities; and
- disabilities that do not render a worker incapable of performing substantial gainful activity.

Therefore, such disabilities will not qualify for the special redemption terms except in the limited circumstances when the investor is awarded disability benefits by the other "applicable governmental agencies" described above.

A shareholder that is a trust may only redeem on the terms available in connection with the death or disability of a shareholder if the deceased or disabled was the sole beneficiary of the trust or if the only other beneficiary of the trust was the spouse of the deceased or disabled.

Qualifying shareholders who desire to redeem their shares must give written notice to Wells Investment Securities, the Company's dealer manager for its ongoing public offering, at 6200 The Corners Parkway, Suite 250, Norcross, Georgia 30092, Attn: Investor Services. Wells Investment Securities is responsible for all services to be performed in connection with the Share Redemption Program, although it has outsourced clerical duties to its advisor.

The Company's board of directors may amend, suspend or terminate the share redemption program upon 30 days' notice. However, the Company's Corporate Governance Guidelines require shareholder approval of amendment that would materially adversely affect the rights of redeeming heirs. The Company will notify the shareholder of such developments (i) in the annual or quarterly reports mentioned above or (ii) by means of a separate mailing, accompanied by disclosure in a current or periodic report under the Securities Exchange Act of 1934. During a public offering, the Company will also include this information in a prospectus supplement or post-effective amendment to the registration statement, as then required under federal securities laws.

The Company's share redemption program only provides shareholders a limited ability to redeem shares for cash until a secondary market develops for the shares, at which time the program will terminate. No such market presently exists, and the Company cannot assure shareholders that any market for their shares will ever develop.

END